Morgan Stanley FX Series Funds

522 Fifth Avenue

New York, NY 10036

December 21, 2007

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Larry L. Greene, Senior Counsel, Division of Investment Management

Re:

Morgan Stanley FX Series Funds

(File Numbers 333-140930 and 811-22020)

Dear Mr. Greene:

We are writing to you on behalf of Morgan Stanley FX Series Funds (the “Fund”) and its series, The FX Alpha Strategy Portfolio and The FX Alpha Plus Strategy Portfolio (the “Series”) in order to request selective review of Post-Effective Amendment No. 1  to the Fund’s registration statement on Form N-1A to be filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Amendment”).

I. Background

As you may know, each Series has traditionally offered three share classes, Class A, Class C and Class D. Each Series is proposing to offer two new share classes, Class R and Class W. Class R and Class W shares will be offered without any sales charges on purchases or sales, but will be subject to 12b-1 fees of 0.50% and 0.35%, respectively. Class R and Class W shares will not convert to any other class of shares. We do not believe that Classes R and W raise any unique issues.

II. Matters for Selective Review

Since the offering of Class R shares and Class W shares have been approved by the Fund’s Board of Trustees, the Fund is filing the Amendment on or about the date hereof.  Aside from usual and customary “annual update” changes, and certain other non-material disclosure changes which could otherwise be included in a Rule 485(b) filing, the Fund will make only those disclosure changes necessary to reflect and implement the items approved by the Board in connection with the offering of Class R shares and Class W shares. The new disclosure with respect to the Class R shares and Class W shares will be marked as changed in the Fund’s EDGAR submission.

III. Selective Review Request

The Fund believes that the Amendment is an ideal candidate for selective review pursuant to the guidance set forth in Investment Company Act Release No. 13768 (“IC-13768”). In accordance with IC-13768, we hereby request selective review of the Fund’s registration statement limited to the disclosure items relating to the new Class R shares and Class W shares, as discussed under “Matters for Selective Review” above. Selective review would serve to expedite the review process for the Fund as well as use the staff’s time more effectively.

Pursuant to the requirements of IC-13768, the Fund will file a copy of this letter with the Amendment.

If you would like to discuss any of this matter in further detail or if you have any questions, please feel free to contact me at (212) 296-6991.

Sincerely,

/s/ Joanne Doldo, Esq.

Joanne Doldo, Esq.

cc:  Richard Pfordte

Frank Donaty

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